Exhibit 1.1

Brera Holdings PLC

One Burlington Road

Connaught House, 5th Floor

Dublin 4, DO4 C5Y6, Ireland

Mr. Andrea Langella, President

XX Settembre Holding srl

Via Francesco Caracciolo 9-BIS

80122 Napoli (NA)

Italy

xxsettembre-srl@pec.it

langellaandrea@gmail.com

30 November 2024

Strictly private and confidential

Re: Binding Term Sheet for Juve Stabia Strategic Investment

Dear Andrea:

Please find below a summary of the main terms and conditions under which Brera Holdings Plc (“Brera” or “we”) proposes to purchase shares representing the corporate capital of SS Juve Stabia SpA (“Juve Stabia” or the “Club”), through you in your capacity as President of the Club, and as the president and owner of Club’s parent company XX Settembre Holding srl, in a three-step process:

Step One: Cross-Investment and Strategic Transaction Initiation (21,74% Brera Ownership)

●	By 2 December 2024, Brera and Juve Stabia shall finalize and execute this definitive and binding Term Sheet for the cross-investment and strategic transaction. The transaction shall be publicly announced no later than 8 December 2024, with the initial closing to occur on or before 31 December 2024, under the terms of a Share Purchase Agreement (“SPA”) to be negotiated by the Parties by 20 December 2024.

●	As consideration for this phase:

●	XX Settembre Holding srl, a company controlled by Andrea Langella (“XX Settembre” or “Shareholder”), the current majority shareholder, shall receive €1,000,000 in Brera shares, as traded on Nasdaq. Against this payment, The Shareholder shall transfer to Brera 10% of Juve Stabia shares.

Note: All shares issued under this Term Sheet and the SPA shall be Class B Ordinary Shares which are listed on Nasdaq under the ticker symbol “BREA.” The shares shall be subject to the U.S. SEC’s affiliate and insider and Rule 144 provisions and will also be subject to a 12-month lock-up from date of issuance, as well as a leak-out term allowing o up to 50% to be sold at the 12-month anniversary of issuance, and up to the remaining 50% to be sold at the 18-month anniversary of issuance. Brera may waive such lock-up and leak-out provisions in its discretion.

●	Juve Stabia, via a capital increase executed at Step One Closing, shall receive €500,000 in cash from Brera together with €1,000,000 in Brera shares issued by Brera to Juve Stabia at the Step One Share Price, to support the Club’s working capital needs. At this step the Club shall issue a capital increase reserved to Brera for a total of €1,500,000, between capital increase and share premium reserve, to determine the cap table as later described.

●	Note: The Brera share price for this payment shall be based on the volume-weighted average price (VWAP) of the Nasdaq-listed shares, calculated over the fifteen (15) trading days immediately preceding November 29, 2024, which has been calculated through Bloomberg data as US$0.65 (the “Step One Share Price”)

●	At the completion of the Step One Closing Brera shall own 21,74% of the share capital of Juve Stabia.

Step Two: Brera’s Increased Strategic Investment to 38,46% Brera Ownership

●	By 31 January 2025, Brera shall complete its first stage of Juve Stabia due diligence and audit readiness evaluation in accordance with applicable standards, with the second closing scheduled for the same date.

●	As consideration for this phase:

●	XX Settembre shall receive €500,000 in cash, payable at the time of closing, and €500,000 in Brera shares, issued and traded on Nasdaq. The Shareholder shall transfer to Brera 8,70% of Juve Stabia shares.

●	Juve Stabia, through a capital increase by Brera, shall receive €500,000 in cash and €1,000,000 in Brera shares, issued for the specific purpose of reinforcing the club’s financial position. At this step the Club shall issue a capital increase reserved to Brera for a total of €1,500,000, between capital increase and share premium reserve, to determine the cap table as later described.

●	Note: The Brera share price for this payment shall be based on the volume-weighted average price (VWAP) of the Nasdaq-listed shares, calculated over the fifteen (15) trading days immediately preceding the second closing date of 31 January 2025 (the “Step Two Share Price”).

●	At the completion of the Step Two Closing Brera shall own 38,46% of the share capital of Juve Stabia.

Step Three: Brera’s Further Strategic Investment to Achieve 51,72% Brera Ownership

●	By 31 March 2025, Brera and Juve Stabia shall finalize all remaining due diligence and secure completion of an IFRS/PCAOB-compliant audit pursuant to U.S. SEC standards, with the third and final closing to occur on or before the same date.

●	As consideration for this phase:

●	XX Settembre shall receive an additional €500,000 in cash and €500,000 in Brera shares, as traded on Nasdaq. The Shareholder shall transfer to Brera 7,69% of Juve Stabia shares.

●	Juve Stabia shall receive €1,500,000 in cash through a capital increase executed at the final closing. At this step the Club shall issue a capital increase reserved to Brera for a total of €1,500,000, between capital increase and share premium reserve, to determine the cap table as later described.

●	Note: The Brera share price for this payment shall be based on the volume-weighted average price (VWAP) of the Nasdaq-listed shares, calculated over the fifteen (15) trading days immediately preceding the third closing date of 31 March 2025 (the “Step Three Share Price”).

●	At the completion of the Step Three Closing Brera shall own 51,72% of the share capital of Juve Stabia.

Aggregate Consideration Provided by Brera (the “Fixed Price”)

●	Brera’s total contributions under this Term Sheet and the SPA shall comprise:

●	€3,500,000 in cash; and

●	€4,000,000 in Brera shares, duly traded on Nasdaq, and as described above.

Pro Forma Equity Valuation and Ownership Allocation (the “Fixed Value”):

●	Based on an agreed valuation of €10,000,000 between Brera and the Shareholder, the pro forma enterprise value of Juve Stabia will increase to €14,500,000 following the completion of the outlined transactions, resulting in the updated ownership structure:

●	Brera: 51,72%; and

●	XX Settembre: 48,28%.

Performance Bonuses

●	Playoff Qualification: A performance bonus of €500,000 to be paid to XX Settembre or Mr. Langella in Brera shares if Juve Stabia gains access to the promotion playoffs in the 2024/25 season.

●	Promotion to Serie A: A performance bonus of €5,000,000 to be paid to XX Settembre or Mr. Langella in Brera shares if Juve Stabia is promoted to Serie A at the conclusion of the 2024/25 season.

As agreed with the Shareholder and advisors, the contents of this Term Sheet are binding and reflect a mutual commitment between Brera and XX Settembre and Juve Stabia to collaborate on a strategic mutual investment.

To balance efficiency with compliant diligence, and in consideration of the three-step transaction structure, the SPA will be executed with the understanding that, with the exception of “Step One” which is agreed by the Parties to be considered unconditioned and irrevocable, its final implementation and second and third closings remain contingent on the satisfactory completion of customary due diligence and the IFRS/PCAOB auditability of Juve Stabia. This process will confirm the accuracy of preliminary information provided on Juve Stabia, ensure the absence of undisclosed liabilities, and validate the Parties’ expectation of a sustainable financial position and business case.

The SPA and an eventual Shareholders’ Agreement will include customary representations, warranties, indemnification obligations, governance, and protective clauses to address any issues that may arise during the diligence process.

Mr. Langella as President of Juve Stabia and President of its majority shareholder XX Settembre, shall instruct the CEO of the Club to call and hold the required extraordinary shareholders’ meetings to approve the capital increases and share premium reserves to be made by Brera as described and agreed to above.

Brera Holdings is ready to complete the due diligence in 60 days from signing of this Term Sheet assuming availability of necessary information in a virtual data-room and customary management interviews and questions/answers sessions. An additional period of due diligence may be required contingent upon information obtained during the initial review process. Any such extension shall be communicated to Juve Stabia and the Shareholder with reasonable notice and within a timeframe deemed appropriate under the circumstances.

For the purposes of the due diligence, Brera Holdings will instruct, among other advisors, the law firms of BonelliErede in Italy, and Bevilacqua Law LLP in the U.S., and other advisors to be disclosed.

Closing of the complete transaction will be conditional upon obtaining any approval/consent required under applicable laws or regulations, including Italy’s FIGC football regulator.

The parties will keep the existence of this Term Sheet and its terms and conditions strictly confidential, provided however that Brera Holdings, subject to signing of customary confidentiality undertakings, will be allowed to disclose its existence (and the relevant terms and conditions) to selected shareholders. Additionally, the planned 2-8 December 2024 public announcements, press releases, press conferences, U.S. regulatory disclosures, or other communications regarding this Term Sheet or the underlying transaction shall be reviewed and approved in advance by both parties, ensuring that the Shareholder and Brera Holdings are provided with adequate notice and an opportunity to review the content prior to dissemination.

From the date of acceptance of this Term Sheet through 31 March 2025, XX Settembre, Mr. Langella, Juve Stabia, and its representatives will not solicit, encourage, consider, negotiate, accept or otherwise pursue any offer or inquiry from any person or entity relating to any Juve Stabia capital stock or other equity interest, or any merger, reorganization, share exchange or other business combination or disposition involving Juve Stabia or all or any material assets of the Club.

The Parties agree that this Binding Term Sheet and all contracts that will derive from it, are subject and will be interpreted according to Italian Law, with exclusive competence of the court of Milan. In the event of a dispute arising, regarding this Binding Term Sheet, its validity and implementation, the Parties will seek to resolve it first through an arbitration board in Milan according to Italian Law and customs.

If you agree with the above terms and conditions, please return to us a copy of this Term Sheet signed for acceptance before 20:00 ET on 30 November 2024.

Kind regards,

Brera Holdings PLC

/s/ Pierre Galoppi
Pierre Galoppi - CEO

For acceptance
XX Settembre Holding srl

Date:

/s/ Andrea Langella
Andrea Langella – President

La Societa Sportiva Juve Stabia SpA

Date:

/s/ Andrea Langella
Andrea Langella – President

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